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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 12/23/16	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540


16019723

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: December 23, 2016

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 23rd day of December, 2016.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit C

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc.

5. *Brief description of business or functions*: Miami International Holdings, Inc. ("Miami Holdings") is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, and Miami International Futures Exchange, LLC. Miami International Holdings, Inc. will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated By-Laws dated June 27, 2015 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President – Associate General Counsel
Joseph W. Ferraro III	Senior Vice President – Associate General Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings
Tia Toms	Vice President – Administration

Name	Title
Richard Rudolph	Vice President and Senior Counsel
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Dr. John P. Davis
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
Byrum W. Teekell
Timur Tillyaev
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
Byrum W. Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX Options") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. Miami International Securities Exchange, LLC operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Second Amended and Restated Limited Liability Company Agreement dated December 1, 2012, and Amended and Restated By-Laws dated May 20, 2016 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

<u>Officers of Miami International Securities Exchange, LLC</u>

The following persons are the officers of Miami International Securities Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Operations
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations

Name	Title
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President and Associate General Counsel
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Richard Rudolph	Vice President and Senior Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

The following persons are the directors and Board observers of Miami International Securities Exchange, LLC:

Directors
Thomas P. Gallagher
Michael P. Ameen
William T. Bergman
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
Meaghan Dugan
Kurt M. Eckert
Leslie Florio
Sean Flynn
H. Dale Herring
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
Guy Dowman
Michael Harrington

Committees of Miami International Securities Exchange, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
William T. Bergman
Robert D. Prunetti

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Finance Committee
Michael P. Ameen (Chair)
Marianne Deane
H. Dale Herring
John E. McCormac
J. Gray Teekell

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
Meaghan Dugan
Kurt M. Eckert
John A. Kinahan
John E. McCormac
William J. O'Brien IV
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. MIAX Technologies is the surviving company in a merger with ITX Technologies, LLC, a New Jersey limited liability company which ceased to exist upon the merger with MIAX Technologies on June 29, 2010.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Randy Foster	Senior Vice President – Business Systems Development
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President and Associate General Counsel
Harish Jayabalan	Vice President - Technical Support and Product Specialist
Tia Toms	Vice President - Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4. *Brief description of nature and extent of affiliation:* MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside of North America, initially focusing on Europe and Latin America.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated June 30, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The Limited Liability Company Agreement dated June 30, 2015 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

   Officers of MIAX Global, LLC

   The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer
Jeromee Johnson	Executive Vice President – Head of International Market Development

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

E. MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC

1. *Name*: Miami International Futures Exchange, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange under the regulation of the CFTC. If MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Futures Exchange, LLC

The following persons are the officers of Miami International Futures Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Futures Exchange, LLC

The following persons are the directors of Miami International Futures Exchange, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Exhibit J

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of MIAX PEARL, LLC**

The Exchange anticipates that its management will initially be the same as that of Miami International Securities Exchange, LLC as shown below. Officers shall serve until their successors are appointed by the Board in accordance with the Constitution and LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors.

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Operations
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure

Name	Title
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President and Associate General Counsel
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Richard Rudolph	Vice President and Senior Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

2. **<u>Directors of MIAX PEARL, LLC</u>**

The following persons are the directors of the Exchange entity:

Name	Classification	Type of Business
Thomas P. Gallagher	Industry Director	Securities Exchange
John Beckelman	Industry Director	Principal – Sandler O'Neill & Partners, L.P.
Lindsay L. Burbage	Non-Industry/Independent Director	Attorney
Leslie Florio	Non-Industry/Independent Director	Board of Trustees – The Hun School of Princeton; President of the Maxwell Place Condominium Association
Richard Herr	Industry/Member Representative Director	Managing Director – Sandler O'Neill & Partners, L.P.
Lawrence E. Jaffe	Non-Industry/Independent Director	Attorney
Mark I. Massad	Non-Industry/Member Representative Director	CEO – Dana Holdings BOA, Ltd.

Name	Classification	Type of Business
John E. McCormac	Non-Industry/Independent Director	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Robert D. Prunetti	Non-Industry/Independent Director	President and CEO, Mercer Regional Chamber of Commerce; President, Phoenix Ventures, LLC
Cynthia Schwarzkopf	Non-Industry/Independent Director	Professional and Philanthropic Public Speaker

Interim Exchange Board

Prior to the commencement of the operations of the Exchange, Miami International Holdings, Inc., as the sole owner of the securities of the Exchange (the "LLC Member"), will elect directors in accordance with the By-Laws of the Exchange and the By-Laws of Miami International Holdings, Inc. to serve as directors of the Exchange on an interim basis (the "Interim Directors"). [*Article II, Section 2.5*]

The Interim Directors of the Exchange will be the persons listed above who are currently serving as directors of the Exchange (the "LLC Member Directors"). In addition, two directors will be appointed as Interim Directors who will serve as interim Member Representative Directors (the "Interim Member Representative Directors"). [*Article II, Section 2.5*]

The LLC Member Directors were appointed by Miami International Holdings, Inc., as the sole owner of the securities of the Exchange. All of the Directors are required to complete a questionnaire establishing such person's qualifications to serve on the Exchange Board.

The initial Members of the Exchange will likely consist substantially of the Member Applicants who have begun the membership application process. Member Applicants means persons and entities who have submitted Initial Documents for membership in the Exchange and who, based on the information contained in such Initial Documents, would meet the qualifications for membership. Initial Documents are either the waive-in-agreement for existing MIAX Options Members or the Exchange's Membership Pre-Application Survey or a MIAX PEARL Participant Connectivity Request Form for new Members. The persons and firms that have applied to become the initial Members of the Exchange have already begun the process of completing the necessary applications, obtaining electronic connectivity, and testing their systems with MIAX PEARL.

Because the initial Members of the Exchange will likely consist substantially of the current group of persons and firms that have begun the membership application process with MIAX PEARL, MIAX PEARL is in a position to satisfy the requirements of the Act, particularly Section 6(b)(3), by providing these members-to-be with fair representation in the selection of directors and the administration of the Exchange.

The Interim Member Representative Director Nominees will be submitted to the Member Applicants by following the procedure specified in Article II, Section 2.5 in the Exchange By-Laws, as follows:

The Interim Directors of the MIAX PEARL Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted. The Interim Member Representative Directors shall be appointed in accordance with the provisions of Article II, Section 2.5.

The Interim Member Representative Directors shall be appointed by the LLC Member by a consent in writing signed by the LLC Member pursuant to the provisions of Article III, Section 3.3 and in accordance with Article II, Section 2.5 (the "LLC Member Consent"). At least thirty (30) days prior to the date announced as the effective date for the LLC Member Consent (the "Consent Date"), the LLC Member shall report to the Secretary the initial nominees for Interim Member Representative Director positions on the Board that have been approved and submitted by the LLC Member (the "Initial Interim Member Representative Director Nominees"). At least twenty five (25) days prior to the Consent Date the Secretary shall notify the Exchange Member Applicants of those Initial Interim Member Representative Director Nominees (the "Interim Member Representative Director Nominee Notice"). Exchange Member Applicants may identify other candidates ("Interim Member Representative Director Petition Candidates" for purposes of Article II, Section 2.5) for the Interim Member Representative Director positions by delivering to the Secretary, no later than fourteen (14) days after the date of the Interim Member Representative Director Nominee Notice (the "Interim Record Date" for purposes of Article II, Section 2.5), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Member Applicants. An Exchange Member Applicant may endorse as many candidates as there are Interim Member Representative Director positions to be filled. No Exchange Member Applicant, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member Applicant, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded. Exchange Member Applicants means persons and entities who have submitted the Initial Documents for membership in the Exchange, who would meet the qualifications for membership based on the information contained in the Initial Documents. Initial Documents means: either the Exchange Membership Pre-Application Survey or the Exchange Participant Connectivity Request Form. [*Article II, Section 2.5(b)*]

Each petition for an Interim Member Representative Director Petition Candidate must include a completed questionnaire used to gather information concerning Interim Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member Applicant). [*Article II, Section 2.5(c)*]

If no valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Initial Interim Member Representative Director Nominees approved and submitted by the LLC Member pursuant to Article II, Section 2.5(b) shall be nominated as Interim Member Representative Directors. If one or more valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Secretary shall include such additional nominees, along with the Initial Interim Member Representative Director Nominees, on a list of nominees (the "List of Interim Member Representative Director Candidates"). Upon completion, the List of Interim Member Representative Director Candidates shall be sent by the Secretary to all Exchange Member Applicants that were Exchange Member Applicants on the Interim Record Date by electronic transmission to confirm the nominees for the Interim Member Representative Director positions. The List of Interim Candidates shall be accompanied by a notice regarding the time and date of an election (the "Interim Election Notice") to be held electronically no sooner than five (5) days after the Interim Election Notice is delivered to confirm the Exchange Member Applicants' selections of nominees for Interim Member Representative Directors. [*Article II, Section 2.5(d)*]

With respect to the election held to determine the final nomination of Interim Member Representative Directors, each Exchange Member Applicant shall have the right to cast one (1) vote for each available Interim Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Interim Candidates and that no Exchange Member Applicant, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member Applicant, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by electronic transmission as set forth in a notice to the Exchange Member Applicants sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Interim Candidates who receive the most votes shall be selected as the nominees for the Interim Member Representative Director positions to be elected by the LLC Member pursuant to the Consent on the Consent Date. [*Article II, Section 2.5(e)*]

In the event of a tie vote for two or more Interim Member Representative Director positions, the tie will be broken by lot in a manner determined by the LLC Member. [*Article II, Section 2.5(f)*]

Commitment to Serve Only Until First Annual Meeting (maximum 90 days)

As set forth in Article II, Section 2.5 of the Exchange By-Laws, the Interim Exchange Board will serve only until the first annual meeting of the LLC Member, which will be held within 90 days after the approval of MIAX PEARL as a national securities exchange. Within 90 days after such approval, the Exchange will have completed the first annual nomination, petition and voting process for electing the Exchange Board as provided in the Exchange By-Laws. Commencing at the first annual meeting of the LLC Member directors of the Exchange, other than the Chief Executive Officer, will serve staggered three-year terms. [*Article II, Section 2.5(a)*]

3. Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
John Beckelman	Industry
John E. McCormac	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent

RISK MANAGEMENT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (co-Chair)	Chairman of the Audit Committee; Non-Industry Independent
Lindsay L. Burbage	Chairman of the Regulatory Oversight Committee; Non-Industry/Independent
Edward Deitzel	Chief Regulatory Officer
Harish Jayabalan (co-Chair)	Chief Risk Officer

COMPENSATION COMMITTEE	
Name	**Classification**
Cynthia Schwarzkopf (Chair)	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent
Lindsay L. Burbage	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Cynthia Schwarzkopf (Chair)	Non-Industry/Independent
Richard Herr	Member Representative
Lawrence E. Jaffe	Non-Industry/Independent

Exhibit M

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of December 23, 2016, including the information set forth in items 1-6 above.


MIAX PEARL
PERFORMANCE, EXECUTION AND RELIABILITY

MEMBER FIRMS

Total Firms 21

As of 23-Dec-16

Firm	Address	City	State	Zip	Tele #	Approval Date	PEARL Membership Activities
ABN AMRO CLEARING CHICAGO LLC	175 West Jackson Blvd., Ste. 400	Chicago	IL	60604	(312) 604-8000	12/13/2016	ELECTRONIC EXCH. MEMBER: CLEARANCE
CITADEL SECURITIES LLC	131 South Dearborn Street	Chicago	IL	60603	(312) 395-2100	12/13/2016	REGULAR MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC	11 Ewall Street	Mt. Pleasant	SC	29464	(843) 789-2080	12/13/2016	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CONVERGEX EXECUTION SOLUTIONS LLC	1633 Broadway, 48th Floor	New York	NY	10019	(212) 486-7500	12/13/2016	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DASH FINANCIAL LLC	910 Van Buren Street, Ste. 400	Chicago	IL	60607	(847) 550-1730	12/13/2016	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GLOBAL EXECUTION BROKERS, LP	401 City Avenue, Ste. 200	Bala Cynwyd	PA	19004	(610) 617-2600	12/13/2016	ELECTRONIC EXCH. MEMBER: ORDER FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	233 South Wacker Drive, #4300	Chicago	IL	60606	(312) 244-3300	12/13/2016	REGULAR MARKET MAKER
INSTINET, LLC	1095 Avenue of the Americas	New York	NY	10036	(212) 310-9500	12/23/2016	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
INTERACTIVE BROKERS LLC	One Pickwick Plaza, 2nd Fl.	Greenwich	CT	06830	(203) 618-5710	12/13/2016	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
ITG DERIVATIVES LLC	601 S. LaSalle, Ste. 300	Chicago	IL	60606	(312) 935-0125	12/13/2016	ELECTRONIC EXCH. MEMBER: ORDER FLOW
J.P. MORGAN SECURITIES LLC	383 Madison Avenue	New York	NY	10179	(201) 595-8471	12/13/2016	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
JEFFERIES LLC	520 Madison Avenue	New York	NY	10022	(212) 284-2300	12/20/2016	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
KCG AMERICAS LLC	300 Vesey Street	New York	NY	10282	(201) 386-2891	12/13/2016	REGULAR MARKET MAKER: ORDER FLOW/CLEARANCE
LIME BROKERAGE LLC	625 Broadway, 12th Fl.	New York	NY	10012	(212) 824-5000	12/13/2016	ELECTRONIC EXCH. MEMBER: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	One Bryant Park, 6th Fl.	New York	NY	10036	(646) 743-1295	12/13/2016	ELECTRONIC EXCH. MEMBER: CLEARANCE

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT				Approval Date: 12/13/2016
One Bryant Park				**PEARL Membership Activities:**
New York	NY	10036	Tele #: (212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC				Approval Date: 12/19/2016
1585 Broadway				**PEARL Membership Activities:**
New York	NY	10036	Tele #: (212) 761-4000	REGULAR MARKET MAKER: ORDER FLOW/CLEARANCE
OPTIVER US LLC				Approval Date: 12/13/2016
130 E. Randolph Street, Ste. 1300				**PEARL Membership Activities:**
Chicago	IL	60601	Tele #: (312) 821-9500	REGULAR MARKET MAKER
SIMPLEX TRADING, LLC				Approval Date: 12/13/2016
230 So. LaSalle St., Ste. 4-100				**PEARL Membership Activities:**
Chicago	IL	60604	Tele #: (312) 360-2440	ELECTRONIC EXCH. MEMBER: ORDER FLOW
WOLVERINE EXECUTION SERVICES, LLC				Approval Date: 12/13/2016
175 W. Jackson Blvd., Ste. 200				**PEARL Membership Activities:**
Chicago	IL	60604	Tele #: (312) 884-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC				Approval Date: 12/13/2016
175 W. Jackson Blvd., Ste. 200				**PEARL Membership Activities:**
Chicago	IL	60604	Tele #: (312) 884-3490	REGULAR MARKET MAKER